COSL

中海油田服务股份有限公司
China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

NOTICE OF BOARD MEETING

The Board of Directors (the "**Board**") of China Oilfield Services Limited (the "**Company**") hereby announces that a meeting of the Board of the Company will be held on 29 April 2008 (Tuesday) for the purpose of, among others, considering and, if thought fit, approving the quarterly results of the Company for the three months ended 31 March 2008.

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

18 April 2008

As at the date of this announcement, the executive directors of the Company are Messrs. Yuan Guangyu and Li Yong; the non-executive directors of the Company are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors of the Company are Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang.


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